February 2013 Pricing Sheet dated February 20, 2013 relating to Preliminary Pricing Supplement No. 593 dated February 7, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Securities due February 27, 2023
All Payments on the Securities Subject to the Downside Threshold Feature Linked to the Russell 2000® Index
PRICING TERMS – FEBRUARY 20, 2013
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$33,500,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	February 20, 2013
Original issue date:	February 25, 2013 (3 business days after the pricing date)
Maturity date:	February 27, 2023
Contingent monthly payment:
•  If, on any determination date, the index closing value on such date is greater than or equal to the downside threshold level, we will pay a contingent monthly payment of $5.8333 (corresponding to approximately 7% per annum of the stated principal amount) per security on the related contingent payment date.
The contingent monthly payment, if any, payable on each contingent payment date is fixed at $5.8333 per stated principal amount, regardless of the number of actual days in such monthly period.
•  If, on any determination date, the index closing value on such date is less than the downside threshold level, no contingent monthly payment will be made with respect to that determination date.

Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent monthly payment with respect to the final determination date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value.
Downside threshold level:	456.75, which is 50% of the initial index value
Initial index value:	913.50, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final determination date
Determination dates:
Three business days prior to the related contingent payment date, except that the determination date immediately preceding the maturity date, which we refer to as the final determination date, shall be the second business day prior to the maturity date.  The determination dates are subject to postponement due to non-index business days or certain market disruption events.  See “Postponement of determination dates” in the accompanying preliminary pricing supplement.

Contingent payment dates:
The 25th day of each month, beginning March 25, 2013, subject to postponement due to non-index business days or certain market disruption events.  See “Postponement of contingent payment dates and maturity date” in the accompanying preliminary pricing supplement.

CUSIP / ISIN:	61761JCP2 / US61761JCP21
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$29	$971
Total	$33,500,000	$971,500	$32,528,500
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $29 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 593 dated February 7, 2013
Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.